JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 11, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”);
File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 140

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on April 11, 2011 with respect to JPMorgan Equity Focus Fund (the “Equity Focus Fund”), JPMorgan Current Income Fund (the “Current Income Fund”) and JPMorgan Floating Rate Income Fund (the “Floating Rate Income Fund”) (collectively, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will become automatically effective on May 27, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS — ALL FUNDS

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we respectfully decline to delete the “under $ 1 million” parenthetical from the Maximum Deferred Sales Charge (Load) line item.

PROSPECTUS COMMENTS — EQUITY FOCUS FUND

2.	Comment: As indicated in the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”), please disclose the kinds of derivatives that the Fund will use in the Risk/Return Summary. Also, please indicate in your response to staff comments whether the Fund’s derivatives will count toward the Fund’s 80% test.

Response: The Risk/Return Summary already indicates that the Fund may use futures contracts. Derivatives will not be included as equity securities for purposes of calculating the Fund’s 80% name test.

3.	Comment: Please disclose that the Fund will provide advance notice of a change in the Fund’s investment objective in the “Non-Fundamental Investment Objective” box in the “More About the Fund” section.

Response: As we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective. However, we note that Form N-1A does not require that we disclose the fact that we would provide advance notice of such a change; and therefore, we respectfully disagree with the proposed revision.

4.	Comment: In the risk section in “More About the Fund”, please include small company risk as a separate risk because the Fund can invest in securities with capitalizations as low as $1 billion.

Response: In both the Risk/Return Summary and “More About the Fund” sections, we are changing the headings from “Mid Cap Company Risk” to “Smaller Cap Company Risk” and revising the disclosure to make it clearer that the risks relate to “companies with capitalizations as low as $1 billion” instead of to mid cap companies.

5.	Comment: Please explain why “Foreign Securities Risks” is identified as a main risk of the Fund in the “More About the Fund” section.

Response: As stated in the “What are the Fund’s main investment strategies?” section, the Fund may invest up to 20% of its assets in common stocks of foreign companies. Given this fact, we believe it is appropriate to include “Foreign Securities Risk” as a main risk.

PROSPECTUS COMMENTS — CURRENT INCOME FUND

6.	Comment: The Fund includes “Non-Money Market Risk” as a main risk of the Fund. Please make this risk more prominent by also indicating in the investment strategy section of the Risk/Return Summary that the Fund is not a money market fund.

Response: Additional disclosure will be added to the investment strategy of the Risk/Return summary.

PROSPECTUS COMMENTS — FLOATING RATE INCOME FUND

7.	Comment: Please explain why equity risk is a main risk of the Fund in the Risk/Return Summary.

Response: Equity risk is listed as a main risk of the Fund because the Fund may invest in equity securities including common stock and preferred stock as part of its principal strategy. As disclosed in the Risk/Return Summary, the Fund may invest in such securities directly or acquire them indirectly including in connection with bankruptcy and corporate reorganizations.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS — ALL FUNDS

8.	Comment: Each of the Funds has a fundamental policy that indicates it “may make loans to other persons, in accordance with the Fund’s investment objective and policies and to the extent permitted by law.” Please add disclosure to the SAI as to what is permitted by this policy.

Response: As disclosed in the SAI Part II under “Interfund Lending”, all of the Funds may enter into lending arrangements (“Interfund Lending Agreements”) to cover redemption requests or to cover unanticipated cash shortfalls, under which a Fund would lend money and borrow money for temporary purposes directly to and from another J.P. Morgan Fund through a credit facility (“Interfund Loan), subject to meeting the conditions of an exemptive order received from the SEC. In addition, certain Funds may enter into lending transactions in connection with their investment strategies. For example, as disclosed in the Floating Rate Income Fund’s prospectus, the Fund, either alone or in conjunction with other creditors, may provide financing to a debtor-in-possession. Such financing may take the form of a debt security or a loan to the company. The following disclosure will be added to the SAIs. Please note that the bracketed language will appear only in the Floating Rate Income Fund SAI.

Pursuant to fundamental policy X, the Fund may lend to other J.P. Morgan Funds as described under “Interfund Lending” in Part II of this Statement of Additional Information. In addition, the Fund may invest in types of investments and engage in transactions that are considered lending transactions. [For example, as disclosed in the prospectus, the Fund, either alone or in conjunction with other creditors, may provide financing to a debtor-in-possession by making a loan to the entity.] The types of investments and strategies that the Fund may use are described in further detail in the Prospectuses and this SAI.

In connection with your review of the Fund’s Post-Effective Amendment No. 140 filed by the Trust on February 24, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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